Exhibit 99.1

Ellomay Capital Reports Results for the Fourth Quarter and Full Year of 2021

Tel-Aviv, Israel, March 31, 2022 – Ellomay Capital Ltd. (NYSE American; TASE: ELLO) (“Ellomay” or the “Company”), a renewable energy and power generator and developer of renewable energy and power projects in Europe and Israel, today reported its unaudited financial results for the fourth quarter and year ended December 31, 2021.

The Talasol Refinancing

In January 2022, Talasol Solar S.L. (“Talasol”), completed a refinancing (the “Refinancing”) of its project finance by closing of a Facilities Agreement in the aggregate amount of €175 million provided by European institutional lenders (the “Talasol New Financing”) and early repayment in full of the outstanding €121 million under the previous Talasol project finance (the “Talasol Previous Financing”). The weighted average life of the Talasol New Financing is approximately 11.5 years, compared to an original weighted average life of 5.5 years of the Talasol Previous Financing. The Talasol New Financing bears a fixed annual interest rate at a weighted average of approximately 3%, compared to a variable interest rate that was fixed at an average of approximately 3% by an interest rate swap contract in the Talasol Previous Financing.

Although the Talasol New Financing achieved financial closing in January 2022, as the Refinancing was highly probable to be completed, our financial results as of and for the year ended December 31, 2021 were impacted, mainly as follows: (i) the Talasol Previous Financing in the amount of approximately €121 million was presented as current liabilities, (ii) the fair value of the interest rate swap contract associated with the Talasol Previous Financing in the amount of approximately €3.3 million was recorded as a financing expense and presented as a current liability, (iii) the expected payment of dividend to Talasol’s minority shareholders in the amount of approximately €15 million was presented as a current liability, and (iv) the Company amortized the outstanding balance of expenses that were capitalized to the Talasol Previous Financing in the aggregate amount of approximately €12.2 million. In January, the proceeds on account of the Talasol New Financing were used to repay the outstanding balance of €121 million that was presented as a current liability and the Talasol New Financing was recorded as a long term liability.

Financial Highlights

•
Revenues were approximately €44.8 million for the year ended December 31, 2021, compared to approximately €9.6 million for the year ended December 31, 2020. The revenue increase is mainly attributable to the achievement of PAC (preliminary acceptance certificate) of the photovoltaic plant held by Talasol Solar S.L. (the “Talasol PV Plant”) on January 27, 2021, upon which the Company commenced recognition of revenues. The increase is also attributable to the Groen Gas Gelderland B.V. biogas facility (the “Gelderland Biogas Plant”) acquisition, in December 2020 and to improved operational efficiency at the Company’s biogas plants in the Netherlands.

•
Operating expenses were approximately €17.5 million for the year ended December 31, 2021, compared to approximately €5 million for the year ended December 31, 2020. This increase is mainly attributable to the achievement of PAC of the Talasol PV Plant on January 27, 2021, and the Gelderland Biogas Plant acquisition in December 2020. Depreciation expenses were approximately €15.1 million for the year ended December 31, 2021, compared to approximately €3 million for the year ended December 31, 2020.

•
Project development costs were approximately €2.5 million for the year ended December 31, 2021, compared to approximately €3.5 million for the year ended December 31, 2020. This decrease is mainly due to capitalization of expenses in connection with the project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel (the “Manara PSP”).

•
General and administrative expenses were approximately €5.7 million for the year ended December 31, 2021, compared to approximately €4.5 million for the year ended December 31, 2020. The increase is mostly due to increased D&O liability insurance costs and an increase in the management fee paid to the Company’s Chairman and CEO, as well as Talasol’s general and administrative expenses following the achievement of PAC of the Talasol PV Plant on January 27, 2021.

•
Company’s share of profits of equity accounted investee, after elimination of intercompany transactions, was approximately €0.12 million for the year ended December 31, 2021, compared to approximately €1.5 million for the year ended December 31, 2020. This decrease is mainly attributable to the decrease in revenues of Dorad Energy Ltd. (“Dorad”) and higher financing expenses incurred by Dorad as a result of the CPI indexation of loans from banks.

•
Other income was 0 in the year ended December 31, 2021, compared to other expenses, net, of approximately €2.1 million in the year ended December 31, 2020. The other income recorded in 2020 was due to a cancellation of a provision for potential indemnification recorded in this amount during 2019 in connection with the sale of our Italian subsidiaries.

•
Financing expenses, net were approximately €26.9 million for the year ended December 31, 2021, compared to approximately €3.6 million for the year ended December 31, 2021. The increase in financing expenses, net, was mainly due to the following:

o
Financing expenses in connection with the Talasol PV Plant, previously capitalized to fixed assets, are recognized in profit and loss starting from the PAC, consisting of (i) approximately €2.2 million of interest of bank loans, (ii) approximately €0.9 million of swap related payments, (iii) approximately €0.3 million of expenses in connection with Talasol’s project financing, and (iv) approximately €2.1 million of interest accrued on shareholder loans granted by the minority shareholders of Talasol.

o
An amount of approximately €15.5 million recorded as of December 31, 2021 in connection with the Talasol Refinancing. Such expenses include approximately €3.3 million recorded in connection with the termination of the interest rate swap contract and €12.2 million in connection with the amortization of the outstanding balance of expenses that were capitalized to the Talasol previous project finance.

o	Approximately €0.9 million of expenses in connection with the early repayment of the Company’s Series B Debentures.

•
Tax benefit was approximately €2.5 million in the year ended December 31, 2021, compared to tax benefit of approximately €0.1 million in the year ended December 31, 2020. The increase in tax benefit was mainly due to the expenses recorded by the Talasol PV Plant in connection with the expected prepayment of the Talasol previous project finance.

•	Net loss was approximately €20.3 million in the year ended December 31, 2021, compared to net loss of approximately €6.2 million for the year ended December 31, 2020.

•
Total other comprehensive loss was approximately €4.5 million for the year ended December 31, 2021, compared to total other comprehensive income of approximately €2.3 million in the year ended December 31, 2020. The change was mainly due to changes in fair value of cash flow hedges and from foreign currency translation differences on NIS denominated operations, due to fluctuations in the euro/NIS exchange rates.

•	Total comprehensive loss was approximately €24.8 million in the year ended December 31, 2021, compared to total comprehensive loss of approximately €3.9 million in the year ended December 31, 2020.

•	EBITDA was approximately €19.2 million for the year ended December 31, 2021, compared to approximately €0.3 million for the year ended December 31, 2020.

•
Net cash from operating activities was approximately €15.2 million for the year ended December 31, 2021, compared to net cash used in operating activities of approximately €5.8 million for the year ended December 31, 2020. The increase in net cash from operating activities is mainly attributable to the achievement of PAC of the Talasol PV Plant on January 27, 2021, upon which the Company commenced recognition of revenues and expenses.

•
On October 25, 2021, the Company issued additional Series C Debentures in an aggregate principal amount of NIS 120,000 thousand (approximately €32,100 thousand) to Israeli classified investors in a private placement for an aggregate gross consideration of approximately NIS 121,600 thousand (approximately €32,529 thousand), reflecting a price of NIS 1.0135 per NIS 1 principal amount.

•
As of March 10, 2021, the Company held approximately €78.8 million in cash and cash equivalents, approximately €1.9 million in marketable securities, €27.7 million in short term deposits and approximately €15.4 million in restricted short-term and long-term cash.

Fiscal 2021 CEO Review

Ran Fridrich, CEO and a board member of the Company, provided the following CEO review:

“In 2021 the Company met its business plan goals, which included among other things:

•	Operating the Talasol PV Plan for the year, with PAC achieved on January 27, 2021, with an average availability of 98%;

•
Refinancing the debt of the Talasol PV Plant under improved interest, term and repayment terms, which enabled an immediate repayment of shareholders’ loans to Talasol’s shareholders, including the Company (51%), in the aggregate amount of approximately €30 million and is expected to substantially increase the dividend paid by Talasol to its shareholders on an annual basis;

•	Financial closing and commencement of construction of the Manara PSP, with the tunneling construction works advancing as planned;

•	Constructing the Ellomay Solar PV project in Spain (28 MW) and reaching the final construction stage (the project’s connection to the national grid is currently underway);

•
Developing a scope of 439 MW licenses for PV projects in Italy under advanced development, of which approximately 120 MW received licenses as of this date. The construction of the first project (20 MW) commenced during 2022 and works will commence on another adjacent project (15 MW) shortly;

•	Locating properties in Israel for the construction of the PV + storage projects of 40MW PV + 80MW/h batteries (the first tender is in advanced stages); and

•	Continued operational improvements in our biogas facilities in the Netherlands, including a 20% improvement in output in the Gelderland Biogas Plant.

The financing expenses for the year included non-recurring expenses in connection with the refinancing of the Talasol project finance (in the aggregate amount of approximately €15.5 million) and changes in exchange rates (approximately €5.4 million), which are not cash items. The financing expenses of the Company excluding these expenses were approximately €8 million.

Main financial metrics, in line with the Company’s projections:

•	Non-IFRS Revenues – approximately €51.2 million.

•	Adjusted EBITDA – approximately €25.5 million.

•	Adjusted FFO – approximately €18.5 million.

•	Cash flow from operating activities – approximately €15.2 million.”

Please see the tables on page 12 of this press release for a reconciliation of this information.

Use of NON-IFRS Financial Measures

Non-IFRS Revenues, EBITDA, Adjusted EBITDA and Adjusted FFO are non-IFRS measures. EBITDA is defined as earnings before financial expenses, net, taxes, depreciation and amortization and Adjusted FFO is calculated by deducting tax expenses and interest expenses on bank loans, debentures and others from the Adjusted EBITDA. The Company uses the terms “Non-IFRS Revenues,” “Adjusted EBITDA” and “Adjusted FFO” to highlight the fact that in the calculation of these Non-IFRS financial measures the Company presents the results of the Talmei Yosef PV Plant under the fixed asset model and not under IFRIC 12, presents its share in Dorad based on distributions of profit and not on the basis of equity gain using the equity method and includes the financial results of Talasol for the period prior to achievement of PAC that were not recognized in the profit and loss statement based on accounting rules. The Company presents these measures in order to enhance the understanding of the Company’s operating performance and to enable comparability between periods. While the Company considers these non-IFRS measures to be important measures of comparative operating performance, these non-IFRS measures should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. These non-IFRS measures do not take into account the Company’s commitments, including capital expenditures and restricted cash and, accordingly, are not necessarily indicative of amounts that may be available for discretionary uses. In addition, Adjusted FFO does not represent and is not an alternative to cash flow from operations as defined by IFRS and is not an indication of cash available to fund all cash flow needs, including the ability to make distributions. Not all companies calculate Non-IFRS Revenues, EBITDA, Adjusted EBITDA or Adjusted FFO in the same manner, and the measures as presented may not be comparable to similarly-titled measures presented by other companies. The Company’s Non-IFRS Revenues, EBITDA, Adjusted EBITDA and Adjusted FFO may not be indicative of the Company’s historic operating results; nor is it meant to be predictive of potential future results. The Company uses these measures internally as performance measures and believes that when these measures are combined with IFRS measures they add useful information concerning the Company’s operating performance. A reconciliation between results on an IFRS and non-IFRS basis is provided on page 12 of this press release.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE American and with the Tel Aviv Stock Exchange under the trading symbol “ELLO”. Since 2009, Ellomay Capital focuses its business in the renewable energy and power sectors in Europe and Israel.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy and Spain, including:

•	Approximately 7.9MW of photovoltaic power plants in Spain and a photovoltaic power plant of approximately 9 MW in Israel;
•
9.375% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plants with production capacity of approximately 860MW, representing about 6%-8% of Israel’s total current electricity consumption;

•	51% of Talasol, which owns a photovoltaic plant with a peak capacity of 300MW in the municipality of Talaván, Cáceres, Spain;
•
Groen Gas Goor B.V., Groen Gas Oude-Tonge B.V. and Groen Gas Gelderland B.V., project companies operating anaerobic digestion plants in the Netherlands, with a green gas production capacity of approximately 3 million, 3.8 million and 9.5 million (with a license to produce 7.5 million) Nm3 per year, respectively;

•	83.333% of Ellomay Pumped Storage (2014) Ltd., which is constructing a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including the impact of the Covid-19 pandemic on the Company’s operations and projects, including in connection with steps taken by authorities in countries in which the Company operates, changes in the market price of electricity and in demand, regulatory changes, changes in the supply and prices of resources required for the operation of the Company’s facilities (such as waste and natural gas) and in the price of oil, and technical and other disruptions in the operations or construction of the power plants owned by the Company. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Rubenbach (Weintraub)
CFO
Tel: +972 (3) 797-1111
Email: hilai@ellomay.com

Ellomay Capital Ltd. and its Subsidiaries
Condensed Consolidated Statements of Financial Position

	December 31,
	2021	2020	2021
	Audited	Audited	Audited
	€ in thousands		Convenience Translation into US$ in thousands*
Assets
Current assets:
Cash and cash equivalents	41,229	66,845	46,663
Marketable securities	1,946	1,761	2,202
Short term deposits	28,410	8,113	32,154
Restricted cash	1,000	-	1,132
Receivable from concession project	1,784	1,491	2,019
Trade and other receivables	9,487	9,825	10,737
	83,856	88,035	94,907
Non-current assets
Investment in equity accounted investee	34,029	32,234	38,514
Advances on account of investments	1,554	2,423	1,759
Receivable from concession project	26,909	25,036	30,456
Fixed assets	340,065	264,095	384,886
Right-of-use asset	23,367	17,209	26,447
Intangible asset	4,762	4,604	5,390
Restricted cash and deposits	15,630	9,931	17,690
Deferred tax	12,952	3,605	14,659
Long term receivables	5,388	2,762	6,098
Derivatives	2,635	10,238	2,982
	467,291	372,137	528,881

Total assets	551,147	460,172	623,788

Liabilities and Equity
Current liabilities
Current maturities of long term bank loans	126,180	10,232	142,811
Current maturities of long term loans	16,401	4,021	18,563
Current maturities of debentures	19,806	10,600	22,416
Trade payables	2,904	12,387	3,285
Other payables	20,806	**3,593	23,548
Current maturities of derivatives	14,783	**1,378	16,731
Current maturities of lease liabilities	4,329	**490	4,900
	205,209	42,701	232,254
Non-current liabilities
Long-term lease liabilities	15,800	17,299	17,882
Long-term loans	39,093	134,520	44,245
Other long-term bank loans	37,221	49,396	42,127
Debentures	117,493	72,124	132,979
Deferred tax	8,836	7,806	10,001
Other long-term liabilities	3,905	**2,964	4,420
Derivatives	10,107	8,336	11,439
	232,455	292,445	263,093
Total liabilities	437,664	335,146	495,347
Equity
Share capital	25,605	25,102	28,980
Share premium	85,883	82,401	97,202
Treasury shares	(1,736)	(1,736)	(1,965)
Transaction reserve with non-controlling Interests	5,697	6,106	6,448
Reserves	7,288	4,164	8,249
Retained earnings (accumulated deficit)	(7,217)	8,191	(8,168)
Total equity attributed to shareholders of the Company	115,520	124,228	130,746
Non-Controlling Interest	(2,037)	798	(2,305)
Total equity	113,483	125,026	128,441
Total liabilities and equity	551,147	460,172	623,788

* Convenience translation into US$ (exchange rate as at December 31, 2021: euro 1 = US$ 1.132)
** Reclassified

Ellomay Capital Ltd. and its Subsidiaries
Condensed Consolidated Statements of Comprehensive Loss

	For the three months ended December 31,		For the year ended December 31,		For the three months ended December 31,	For the year ended December 31,
	2021	2020	2021	2020	2021	2021
	Unaudited		Audited		Unaudited	Audited
	€ in thousands (except per share data)				Convenience Translation into US$*
Revenues	12,017	2,801	44,783	9,645	13,601	50,685
Operating expenses	(5,874)	(1,541)	(17,524)	(4,951)	(6,648)	(19,834)
Depreciation and amortization expenses	(4,028)	(731)	(15,076)	(2,975)	(4,559)	(17,063)
Gross profit	2,115	529	12,183	1,719	2,394	13,788

Project development costs	(663)	(479)	(2,508)	(3,491)	(750)	(2,839)
General and administrative expenses	(1,712)	(1,186)	(5,661)	(4,512)	(1,938)	(6,407)
Share of profits of equity accounted investee	(167)	(380)	117	1,525	(189)	132
Other income (expenses), net	-	2,100	-	2,100	-	-
Operating profit (loss)	(427)	584	4,131	(2,659)	(483)	4,674

Financing income	585	802	2,931	2,134	662	3,317
Financing income (expenses) in connection with derivatives and warrants, net	(438)	(438)	(841)	1,094	(496)	(952)
Financing expenses in connection with projects finance	(12,276)	(497)	(17,800)	(1,823)	(13,894)	(20,146)
Financing expenses in connection with debentures	(420)	(765)	(3,220)	(2,155)	(475)	(3,644)
Interest expenses on minority shareholder loan	(551)	(5)	(2,055)	(41)	(624)	(2,326)
Other financing expenses	(3,346)	(441)	(5,899)	(2,843)	(3,787)	(6,676)
Financing expenses, net	(16,446)	(1,344)	(26,884)	(3,634)	(18,614)	(30,427)
Loss before taxes on income	(16,873)	(760)	(22,753)	(6,293)	(19,097)	(25,753)
Tax benefit	3,041	285	2,489	125	3,442	2,817
Loss for the period	(13,832)	(475)	(20,264)	(6,168)	(15,655)	(22,936)
Loss attributable to:
Owners of the Company	(8,347)	(216)	(15,408)	(4,627)	(9,447)	(17,439)
Non-controlling interests	(5,485)	(259)	(4,856)	(1,541)	(6,207)	(5,498)
Loss for the period	(13,832)	(475)	(20,264)	(6,168)	(15,654)	(22,937)
Other comprehensive income (loss) items
That after initial recognition in comprehensive income (loss) were or will be transferred to profit or loss:
Foreign currency translation differences for foreign operations	6,696	801	12,284	(482)	7,579	13,903
Effective portion of change in fair value of cash flow hedges	(783)	(1,443)	(13,429)	2,210	(886)	(15,199)
Net change in fair value of cash flow hedges transferred to profit or loss	(1,481)	(163)	(3,353)	555	(1,676)	(3,795)
Total other comprehensive profit (loss)	4,432	(805)	(4,498)	2,283	5,017	(5,091)

Total other comprehensive income (loss) attributable to:
Owners of the Company	5,260	87	3,124	881	5,954	3,535
Non-controlling interests	(828)	(892)	(7,622)	1,402	(937)	(8,626)
Total other comprehensive income (loss)	4,432	(805)	(4,498)	2,283	5,017	(5,091)

Total comprehensive loss for the year	(9,400)	(1,280)	(24,762)	(3,885)	(10,637)	(28,028)

Total comprehensive loss for the year attributable to:
Owners of the Company	(3,087)	(129)	(12,284)	(3,746)	(3,493)	(13,904)
Non-controlling interests	(6,313)	(1,151)	(12,478)	(139)	(7,144)	(14,124)
Total comprehensive loss for the year	(9,400)	(1,280)	(24,762)	(3,885)	(10,637)	(28,028)

Basic loss per share	(0.65)	(0.01)	(1.20)	(0.38)	(0.75)	(1.39)
Diluted loss per share	(0.65)	(0.01)	(1.20)	(0.38)	(0.75)	(1.39)

* Convenience translation into US$ (exchange rate as at December 31, 2021: euro 1 = US$ 1.132)

Ellomay Capital Ltd. and its Subsidiaries
Condensed Consolidated Statements of Changes in Equity

									Non- controlling	Total
			Attributable to shareholders of the Company						Interests	Equity
	Share capital	Share premium	Accumulated Deficit	Treasury shares	Translation reserve from foreign operations	Hedging Reserve	Interests Transaction reserve with non-controlling Interests	Total
	€ in thousands
For the year ended
December 31, 2021 (Audited):
Balance as at January 1, 2021	25,102	82,401	8,191	(1,736)	3,823	341	6,106	124,228	798	125,026
Profit (loss) for the year	-	-	(15,408)	-	-	-	-	(15,408)	(4,856)	(20,264)
Other comprehensive loss for the year	-	-	-	-	11,542	(8,418)	-	3,124	(7,622)	(4,498)
Total comprehensive loss for the year	-	-	(15,408)	-	11,542	(8,418)	-	(12,284)	(12,478)	(24,762)
Transactions with owners of the Company, recognized directly in equity:
Issuance of ordinary shares	-	-	-	-	-	-	-	-	8,682	8,682
Acquisition of shares in subsidiaries from non-controlling interests							(409)	(409)	961	552
Warrants exercise	454	3,419						3,873	-	3,873
Options exercise	49	-	-	-	-	-	-	49	-	49
Share-based payments	-	63	-	-	-	-	-	63	-	63
Balance as at December 31, 2021	25,605	85,883	(7,217)	(1,736)	15,365	(8,077)	5,697	115,520	(2,037)	113,483

For the three months
ended December 31, 2021 (Unaudited):
Balance as at September 30, 2021	25,578	85,774	1,130	(1,736)	9,093	(7,065)	5,145	117,919	4,276	122,195
Profit (loss) for the year	-	-	(8,347)	-	-	-	-	(8,347)	(5,485)	(13,832)
Other comprehensive loss for the year	-	-	-	-	6,272	(1,012)	-	5,260	(828)	4,432
Total comprehensive loss for the year	-	-	(8,347)	-	6,272	(1,012)	-	(3,087)	(6,313)	(9,400)
Transactions with owners of the Company, recognized directly in equity:
Acquisition of shares in subsidiaries from non-controlling interests	-	-	-	-	-	-	552	552	-	552
Issuance of ordinary shares	-	71	-	-	-	-	-	71	-	71
Options exercise	27	-	-	-	-	-	-	27	-	27
Share-based payments	-	38	-	-	-	-	-	38	-	38
Balance as at December 31, 2021	25,605	85,883	(7,217)	(1,736)	15,365	(8,077)	5,697	115,520	(2,037)	113,483

Ellomay Capital Ltd. and its Subsidiaries
Condensed Consolidated Interim Statements of Changes in Equity (cont’d)

									Non- controlling	Total
			Attributable to shareholders of the Company						Interests	Equity
	Share capital	Share premium	Retained earnings	Treasury shares	Translation reserve from foreign operations	Hedging Reserve	Interests Transaction reserve with non-controlling Interests	Total
	€ in thousands
For the year ended
December 31, 2020 (Audited):
Balance as at
January 1, 2020	21,998	64,160	12,818	(1,736)	4,356	(1,073)	6,106	106,629	937	107,566
Profit (loss) for the year	-	-	(4,627)	-	-	-	-	(4,627)	(1,541)	(6,168)
Other comprehensive loss for the year	-	-	-	-	(533)	1,414	-	881	1,402	2,283
Total comprehensive loss for the year	-	-	(4,627)	-	(533)	1,414	-	(3,746)	(139)	(3,885)
Transactions with owners of the Company, recognized directly in equity:
Issuance of ordinary shares	3,084	18,191	-	-	-	-	-	21,275	-	21,275
Options exercise	20	-	-	-	-	-	-	20	-	20
Share-based payments	-	50	-	-	-	-	-	50	-	50
Balance as at December 31, 2020	25,102	82,401	8,191	(1,736)	3,823	341	6,106	124,228	798	125,026

For the three months
ended December 31, 2020 (Unaudited):
Balance as at
September 30, 2020	25,102	82,379	8,407	(1,736)	2,963	1,114	6,106	124,335	1,949	126,284
Profit (loss) for the period	-	-	(216)	-	-	-	-	(216)	(259)	(475)
Other comprehensive loss for the period	-	-	-	-	860	(773)	-	87	(892)	(805)
Total comprehensive income for the period	-	-	(216)	-	860	(773)	-	(129)	(1,151)	(1,280)
Transactions with owners of the Company, recognized directly in equity:
Issuance of ordinary shares	-	-	-	-	-	-	-	-	-	-
Options exercise	-	-	-	-	-	-	-	-	-	-
Share-based payments	-	22	-	-	-	-	-	22	-	22
Balance as at December 31, 2020	25,102	82,401	8,191	(1,736)	3,823	341	6,106	124,228	798	125,026

Ellomay Capital Ltd. and its Subsidiaries
Condensed Consolidated Interim Statements of Changes in Equity (cont’d)

									Non- controlling	Total
			Attributable to shareholders of the Company						Interests	Equity
	Share capital	Share premium	Accumulated Deficit	Treasury shares	Translation reserve from foreign operations	Hedging Reserve	Interests Transaction reserve with non-controlling Interests	Total
	Convenience translation into US$ (exchange rate as at December 31, 2021: euro 1 = US$ 1.132)
For the year ended
December 31, 2021 (Audited):
Balance as at January 1, 2021	28,411	93,261	9,271	(1,965)	4,327	387	6,911	140,603	905	141,508
Profit (loss) for the year	-	-	(17,439)	-	-	-	-	(17,439)	(5,498)	(22,937)
Other comprehensive loss for the year	-	-	-	-	13,063	(9,528)	-	3,535	(8,626)	(5,091)
Total comprehensive loss for the year	-	-	(17,439)	-	13,063	(9,528)	-	(13,904)	(14,124)	(28,028)
Transactions with owners of the Company, recognized directly in equity:
Issuance of ordinary shares	-	-	-	-	-	-	-	-	9,826	9,826
Acquisition of shares in subsidiaries from non-controlling interests	-	-	-	-	-	-	(463)	(463)	1,088	625
Warrants exercise	514	3,870	-	-	-	-	-	4,384	-	4,384
Options exercise	55	-	-	-	-	-	-	55	-	55
Share-based payments	-	71	-	-	-	-	-	71	-	71
Balance as at December 31, 2021	28,980	97,202	(8,168)	(1,965)	17,390	(9,141)	6,448	130,746	(2,305)	128,441

For the three months
ended December 31, 2021 (Unaudited):
Balance as at September 30, 2021	28,949	97,079	1,279	(1,965)	10,291	(7,996)	5,823	133,460	4,839	138,299
Profit (loss) for the year	-	-	(9,447)	-	-	-	-	(9,447)	(6,207)	(15,654)
Other comprehensive loss for the year	-	-	-	-	7,099	(1,145)	-	5,954	(937)	5,017
Total comprehensive loss for the year	-	-	(9,447)	-	7,099	(1,145)	-	(3,493)	(7,144)	(10,637)
Transactions with owners of the Company, recognized directly in equity:
Acquisition of shares in subsidiaries from non-controlling interests	-	-	-	-	-	-	625	625	-	625
Warrants exercise	-	80	-	-	-	-	-	80	-	80
Options exercise	31	-	-	-	-	-	-	31	-	31
Share-based payments	-	43	-	-	-	-	-	43	-	43
Balance as at December 31, 2021	28,980	97,202	(8,168)	(1,965)	17,390	(9,141)	6,448	130,746	(2,305)	128,441

Ellomay Capital Ltd. and its Subsidiaries
Condensed Consolidated Interim Statements of Cash Flow

	For the three months ended December 31,		For the year ended December 31,		For the three months ended December 31,	For the year ended December 31,
	2021	2020	2021	2020	2021	2021
	Unaudited		Audited		Unaudited	Audited
	€ in thousands				Convenience Translation into US$*
Cash flows from operating activities
Profit for the period	(13,832)	(475)	(20,264)	(6,168)	(15,654)	(22,937)
Adjustments for:
Financing expenses, net	16,446	1,344	26,884	3,634	18,614	30,428
Profit from settlement of derivatives contract	-	-	(407)	-	-	(461)
Depreciation and amortization	4,028	731	15,076	2,975	4,559	17,063
Share-based payment transactions	38	22	63	50	43	71
Share of profits of equity accounted investees	167	380	(117)	(1,525)	189	(132)
Payment of interest on loan from an equity accounted investee	-	-	859	582	-	972
Change in trade receivables and other receivables	4,542	(3,137)	(1,883)	(3,868)	5,141	(2,131)
Change in other assets	(345)	(205)	(545)	179	(390)	(617)
Change in receivables from concessions project	267	203	1,580	1,426	302	1,788
Change in trade payables	167	529	154	190	189	174
Change in other payables	(4,834)	(2,063)	2,380	(1,226)	(5,471)	2,694
Tax benefit	(3,041)	(285)	(2,489)	(125)	(3,442)	(2,817)
Income taxes paid	(79)	(31)	(94)	(119)	(89)	(106)
Interest received	517	761	1,844	2,075	585	2,087
Interest paid	(1,701)	(1,325)	(7,801)	(3,906)	(1,925)	(8,829)
	16,172	(3,076)	35,504	342	18,305	40,184
Net cash from (used in) operating activities	2,340	(3,551)	15,240	(5,826)	2,651	17,247
Cash flows from investing activities
Acquisition of fixed assets	(10,232)	(24,742)	(82,810)	(128,420)	(11,581)	(93,724)
Acquisition of subsidiary, net of cash acquire	-	(7,464)	-	(7,464)	-	-
VAT associated with the acquisition of fixed assets	(2,310)	-	-	-	(2,614)	-
Repayment of loan from an equity accounted investee	-	55	1,400	1,978	-	1,585
Loan to an equity accounted investee	(39)	(181)	(335)	(181)	(44)	(379)
Advances on account of investments	8	-	-	(1,554)	9	-
Proceeds from marketable securities	-	436	-	1,800	-	-
Acquisition of marketable securities	-	(1,481)	-	(1,481)	-	-
Proceeds from settlement of derivatives, net	(724)	-	(976)	-	(819)	(1,105)
Proceed (investment) in restricted cash, net	(5,786)	742	(5,990)	23,092	(6,549)	(6,779)
Investment in short term deposit	(27,132)	84	(18,599)	(1,323)	(30,708)	(21,050)
Proceeds (Investment) in Marketable Securities	(1,897)	-	(112)	-	(2,147)	(127)
Compensation as per agreement with Erez Electricity Ltd.	-	-	-	1,418	-	-
Net cash used in investing activities	(48,112)	(32,551)	(107,422)	(112,135)	(54,453)	(121,579)
Cash flows from financing activities
Issuance of warrants	2,346	2,224	3,746	2,544	2,655	4,240
Repayment of long-term loans and finance lease obligations	(18,927)	(1,193)	(18,905)	(3,959)	(21,422)	(21,397)
Repayment of Debentures	(29,411)	-	(30,730)	(26,923)	(33,287)	(34,780)
Cost associated with long term loans	(35,311)	(734)	(2,796)	(734)	(39,965)	(3,165)
Proceeds from options	10,799	-	49	20	12,222	55
Sale of shares in subsidiaries to non-controlling interests	32,130	-	1,400	-	36,365	1,585
Issuance of ordinary shares	-	-	-	21,275	-	-
Payment of principal of lease liabilities	(8,478)	-	(4,803)	-	(9,595)	(5,436)
Proceeds from long term loans, net	37,033	9,520	32,947	111,357	41,914	37,289
Proceeds from issue of convertible debentures	-	-	15,571	-	-	17,623
Proceeds from issuance of Debentures, net	32,252	38,057	57,717	38,057	36,503	65,324
Net cash from financing activities	22,433	47,874	54,196	141,637	25,390	61,338
Effect of exchange rate fluctuations on cash and cash equivalents	6,515	1,084	12,370	(1,340)	7,374	14,002
Increase (decrease) in cash and cash equivalents	(16,824)	12,856	(25,616)	22,336	(19,041)	(28,992)
Cash and cash equivalents at the beginning of the period	58,053	53,989	66,845	44,509	65,704	75,655
Cash and cash equivalents at the end of the period	41,229	66,845	41,229	66,845	46,663	46,663

* Convenience translation into US$ (exchange rate as at December 31, 2021: euro 1 = US$ 1.132)

Ellomay Capital Ltd. and its Subsidiaries
Operating Segments

	PV								Total
			Ellomay			Bio			reportable		Total
	Italy	Spain	Solar[1]	Talasol	Israel[2]	Gas	Dorad	Manara	segments	Reconciliations	consolidated
	For the year ended December 31, 2021
	€ in thousands

Revenues	-	2,587	-	28,494 [3]	4,255	12,686	51,630	-	99,652	(54,869)	44,783
Operating expenses	-	(472)	-	(6,239)	(367)	(10,446)	(39,175)	-	(56,699)	39,175	(17,524)
Depreciation expenses	-	(904)	-	(10,546)	(2,374)	(3,135)	(5,539)	-	(22,498)	7,422	(15,076)
Gross profit (loss)	-	1,211	-	11,709	1,514	(895)	6,916	-	20,455	(8,272)	12,183
Project development costs											(2,508)
General and
administrative expenses											(5,661)
Share of loss of equity
accounted investee											117
Operating profit											4,131
Financing income											2,931
Financing expenses in connection
with derivatives and warrants, net											(841)
Financing expenses, net											(28,974)
Loss before taxes
on Income											(22,753)
Segment assets as at
December 31, 2021	1,715	13,841	14,456	246,172	38,809	34,570	118,435	107,678	575,676	(24,529)	551,147

1  Ellomay Solar S.L, the developer of a 28 MW solar project near the Talasol PV Plant.
2  The Talmei Yosef PV Plant located in Israel is presented under the fixed asset model and not under the financial asset model as per IFRIC 12.
3  Not including an amount of approximately €1 million of proceeds from the sale of electricity prior to January 27, 2021 (the date in which the Talasol PV Plant achieved PAC).

Ellomay Capital Ltd. and its Subsidiaries
Reconciliation of Loss to EBITDA (Unaudited)

	For the three months ended December 31,		For the year ended December 31,		For the three months ended December 31,	For the year ended December 31,
	2021	2020	2021	2020	2021	2021
	€ in thousands				Convenience Translation into US$*
Net loss for the period	(13,832)	(475)	(20,264)	(6,168)	(15,654)	(22,937)
Financing expenses, net	16,446	1,344	26,884	3,634	18,614	30,428
Tax benefit	(3,041)	(285)	(2,489)	(125)	(3,442)	(2,817)
Depreciation and amortization	4,028	731	15,076	2,975	4,559	17,063
EBITDA	3,601	1,315	19,207	316	4,077	21,737

* Convenience translation into US$ (exchange rate as at December 31, 2021: euro 1 = US$ 1.132)

Reconciliation of Loss to Adjusted EBITDA and to Adjusted FFO (Unaudited)

For the year ended December 31, 2021
€ in thousands
Loss for the period	(20,264)
Financing expenses, net	26,884
Tax benefit	(2,489)
Depreciation	15,076
Adjustment to the Share of loss of equity accounted investee to include the Company’s share in distributions	2,142
Adjustment to the revenues of the Talmei Yosef PV Plant due to calculation based on the fixed asset model	3,239
Adjustment to include the financial revenues of the Talasol for the period prior to achievement of PAC that were not recognized in the profit and loss statement based on accounting rules	895
Adjusted EBITDA	25,483
Interest and SWAP expenses on bank loans and debentures	(6,959)
Adjusted FFO	18,524

Reconciliation of IFRS Revenues to Non-IFRS Revenues (Unaudited)

For the year ended December 31, 2021
€ in thousands
IFRS Revenues for the period	44,783
Adjustment to the Share of loss of equity accounted investee to include the Company’s share in distributions	2,259
Adjustment to the revenues of the Talmei Yosef PV Plant due to calculation based on the fixed asset model	3,239
Adjustment to include the financial revenues of the Talasol for the period prior to achievement of PAC that were not recognized in the profit and loss statement based on accounting rules	895
Non-IFRS Revenues	51,176

Ellomay Capital Ltd. and its Subsidiaries
Information for the Company’s Debenture Holders

Pursuant to the Deeds of Trust governing the Company’s Series C and Series D Debentures (together, the “Debentures”), the Company is required to maintain certain financial covenants. For more information, see Items 5.B and 10.C of the Company’s Annual Report on Form 20-F submitted to the Securities and Exchange Commission on March 31, 2021 and below.

Net Financial Debt

As of December 31, 2021, the Company’s Net Financial Debt, (as such term is defined in the Deeds of Trust of the Company’s Debentures), was approximately €68.1 million (consisting of approximately €223.34 million of short-term and long-term debt from banks and other interest bearing financial obligations, approximately €139.75 million in connection with the Series C Debentures issuances (in July 2019,  October 2020, February 2021 and October 2021) and Series D Debentures issuance (in February 2021), net of approximately €71.6 million of cash and cash equivalents, short-term deposits and marketable securities and net of approximately €223.36 million of project finance and related hedging transactions of the Company’s subsidiaries).

4 Short-term and long-term debt from banks and other interest bearing financial obligations amount provided above, includes an amount of approximately €0.4 million costs associated with such debt, which was capitalized and therefore offset from the debt amount that is recorded in the Company’s balance sheet.

5 Debentures amount provided above includes an amount of approximately €2.4 million associated costs, which was capitalized and therefore offset from the debentures amount that is recorded in the Company’s balance sheet.

6 The project finance amount deducted from the calculation of Net Financial Debt includes project finance obtained from various sources, including financing entities and the minority shareholders in project companies held by the Company (provided in the form of shareholders’ loans to the project companies).

Information for the Company’s Series C Debenture Holders.

The Deed of Trust governing the Company’s Series C Debentures includes an undertaking by the Company to maintain certain financial covenants, whereby a breach of such financial covenants for two consecutive quarters is a cause for immediate repayment. As of September 30, 2021, the Company was in compliance with the financial covenants set forth in the Series C Deed of Trust as follows: (i) the Company’s shareholders’ equity was approximately €113.5 million, (ii) the ratio of the Company’s Net Financial Debt (as set forth above) to the Company’s CAP, Net (defined as the Company’s consolidated shareholders’ equity plus the Net Financial Debt) was 37.5%, and (iii) the ratio of the Company’s Net Financial Debt to the Company’s Adjusted EBITDA7, was 3.

The following is a reconciliation between the Company’s loss and the Adjusted EBITDA (as defined in the Series C Deed of Trust) for the four-quarter period ended December 31, 2021:

For the four-quarter period ended December 31, 2021
Unaudited
€ in thousands
Loss for the period	(20,264)
Financing expenses, net	26,884
Tax benefit	(2,489)
Depreciation	15,076
Adjustment to revenues of the Talmei Yosef PV Plant due to calculation based on the fixed asset model	3,239
Share-based payments	49
Adjusted EBITDA as defined the Series C Deed of Trust	22,495

7 The term “Adjusted EBITDA” is defined in the Series C Deed of Trust as earnings before financial expenses, net, taxes, depreciation and amortization, where the revenues from the Company’s operations, such as the Talmei Yosef PV Plant, are calculated based on the fixed asset model and not based on the financial asset model (IFRIC 12), and before share-based payments. The Series C Deed of Trust provides that for purposes of the financial covenant, the Adjusted EBITDA will be calculated based on the four preceding quarters, in the aggregate. The Adjusted EBITDA is presented in this press release as part of the Company’s undertakings towards the holders of its Series C Debentures. For a general discussion of the use of non-IFRS measures, such as EBITDA and Adjusted EBITDA see above under “Use of NON-IFRS Financial Measures.”

Information for the Company’s Series D Debenture Holders

The Deed of Trust governing the Company’s Series D Debentures includes an undertaking by the Company to maintain certain financial covenants, whereby a breach of such financial covenants for the periods set forth in the Series D Deed of Trust is a cause for immediate repayment. As of December 31, 2021, the Company was in compliance with the financial covenants set forth in the Series D Deed of Trust as follows: (i) the Company’s Adjusted Shareholders’ Equity (as defined in the Series D Deed of Trust) was approximately €129.2 million, (ii) the ratio of the Company’s Net Financial Debt (as set forth above) to the Company’s CAP, Net (defined as the Company’s consolidated shareholders’ equity plus the Net Financial Debt) was 34.5%, and (iii) the ratio of the Company’s Net Financial Debt to the Company’s Adjusted EBITDA8 was 2.8.

The following is a reconciliation between the Company’s loss and the Adjusted EBITDA (as defined in the Series D Deed of Trust) for the four-quarter period ended December 31, 2021:

For the four quarter period ended December 31, 2021
Unaudited
€ in thousands
Loss for the period	(20,264)
Financing expenses, net	26,884
Tax benefit	(2,489)
Depreciation	15,076
Adjustment to revenues of the Talmei Yosef PV Plant due to calculation based on the fixed asset model	3,239
Share-based payments	49
Talasol revenues derived during the period before the achievement of PAC	1,962
Adjusted EBITDA as defined the Series D Deed of Trust	24,457

8 The term “Adjusted EBITDA” is defined in the Series D Deed of Trust as earnings before financial expenses, net, taxes, depreciation and amortization, where the revenues from the Company’s operations, such as the Talmei Yosef PV Plant, are calculated based on the fixed asset model and not based on the financial asset model (IFRIC 12), and before share-based payments, when the data of assets or projects whose Commercial Operation Date (as such term is defined in the Series D Deed of Trust) occurred in the four quarters that preceded the relevant date will be calculated based on Annual Gross Up (as such term is defined in the Series D Deed of Trust). The Series D Deed of Trust provides that for purposes of the financial covenant, the Adjusted EBITDA will be calculated based on the four preceding quarters, in the aggregate. The Adjusted EBITDA is presented in this press release as part of the Company’s undertakings towards the holders of its Series D Debentures. For a general discussion of the use of non-IFRS measures, such as EBITDA and Adjusted EBITDA see above under “Use of NON-IFRS Financial Measures.”